FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS ANNUAL 2017 FINANCIAL AND OPERATING RESULTS

•	Presented evidence of clinical activity and good tolerability from both TTI- 621 trials at ASH
•	Received FDA clearance to proceed with second clinical CD47 program, TTI- 622
•	Cash and marketable securities of $81.8 million at December 31

TORONTO, March 9, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial and operating results for the year ended December 31, 2017.

“In 2017 we achieved a marked increase in patient enrollment in both our intravenous and intratumoral trials with TTI-621, which has allowed us to gain further insight into the safety and activity of this novel innate immune checkpoint inhibitor,” said Dr. Niclas Stiernholm, President and CEO of Trillium Therapeutics. “We were especially gratified to see single-agent activity, as it may provide us with a relatively direct route to more advanced trials, while still having opportunities to pursue combination therapies in the future. In 2018 we plan to transition from signal-seeking mode to focusing on the most promising indications. We will also be introducing our second clinical CD47 program, TTI-622, leveraging the knowledge gained with TTI-621.”

2017 Highlights:

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Presented data at the 2017 American Society of Hematology (ASH) Annual Meeting showing locoregional tumor regression in 9/10 cutaneous T cell lymphoma patients receiving intratumoral TTI-621 monotherapy, often after a single injection.

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Presented data at the 2017 ASH Annual Meeting demonstrating that heavily pre- treated patients with relapsed/refractory diffuse large B cell lymphoma can achieve objective responses and/or prolonged progression-free intervals, following intravenous administration of TTI-621 either as monotherapy or in combination with rituximab.

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ASH data indicate that TTI-621 is well tolerated by both routes of administration; notably, the transient thrombocytopenia observed after intravenous dosing was shown to be attenuated after the first dose.

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Received a “Study May Proceed” letter from the FDA to enable a Phase 1a/b clinical trial of TTI-622 (SIRPa-IgG4 Fc) in cancer patients. This study will consist of a 3+3 intrapatient dose-escalation phase followed by an expansion phase with combination therapy cohorts.

Annual 2017 Financial Results

As of December 31, 2017, Trillium had cash and cash equivalents and marketable securities, and working capital of $81.8 million and $68.9 million, respectively, compared to $50.5 million and $45.5 million, respectively at December 31, 2016. The increase in cash and cash equivalents and marketable securities, and working capital was due mainly to the June and December 2017 financings raising net proceeds of $62.5 million partially offset by cash used in operations of approximately $27.0 million and an unrealized foreign exchange loss of $3.7 million.

Net loss for the year ended December 31, 2017 of $45.1 million was higher than the loss of $31.7 million for the year ended December 31, 2016. The net loss was higher due mainly to higher research and development expenses of $7.3 million in 2017 from two active TTI-621 phase I trials and manufacturing expenses for TTI-622, the recognition of a deferred tax recovery in the year ended December 31, 2016 related to the acquisition of Fluorinov of $3.7 million, and a higher net foreign currency loss of $2.7 million in 2017.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss

	Year ended	Year ended
Amounts in thousands of Canadian	December 31, 2017	December 31, 2016
dollars except per share amounts
Research and development expenses	$37,135	$29,789
General and administrative expenses	3,861	3,933
Net finance costs	4,088	1,692
Income tax expense (recovery)	-	(3,681)
Net loss and comprehensive loss for the period	45,088	31,733
Basic and diluted loss per common share	4.61	4.06

Consolidated statements of financial position

	As at	As at
Amounts in thousands of Canadian dollars	December 31, 2017	December 31, 2016
Cash and marketable securities	$81,791	$50,473
Total assets	94,403	66,623
Total equity	78,577	58,119

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622, an IgG4 SIRPaFc protein which is primarily being developed for combination therapy, is expected to begin clinical testing in 2018. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's expected timing of upcoming clinical events. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Known risk factors include, among others: positive preliminary results from early-stage clinical trials may not be indicative of the final results from the trial or be indicative of favorable outcomes in later-stage clinical trials and data are subject to audit for inclusion in the final clinical trial database; clinical data may not demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction; given the early stage of Trillium’s product development, there can be no assurance that its research and development programs will result in regulatory approval or commercially viable products and that Trillium can adequately demonstrate TTI-621’s individual contribution in a combination therapy; clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Trillium may not receive the necessary regulatory approvals for the clinical development of Trillium's products; economic and market conditions may worsen; and market shifts may require a change in strategic focus.

A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2017 filed with the Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com